UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Voting Results of Annual General Meeting

The information contained in this “Voting Results of Annual General Meeting” section of this Current Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

On June 28, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) held its Annual General Meeting. The ordinary shares of the Company include those represented by the Company’s ADSs. The final results of each of the agenda items submitted to a vote of the shareholders are below:

•	Resolution 1: The annual report and accounts for the financial year ended December 31, 2020, together with the directors’ report and independent auditors’ report thereon. The shareholders approved the annual report and accounts for the financial year ended December 31, 2020, together with the directors’ report and independent auditors’ report thereon, with 30,389,657 votes (99.26% of all ordinary shares represented) in favor, no votes (0%) against and 225,276 (0.74%) abstentions.

•	Resolution 2: The Directors’ remuneration report for the year ended December 31 2020. The shareholders approved the Directors’ remuneration report for the year ended December 31, 2020 with 30,320,822 votes (99.04% of all ordinary shares represented) in favor, 9,462 votes (0.03%) against and 284,649 (0.93%) abstentions.

•	Resolution 3: The Directors’ remuneration policy for the year ended December 31 2020. The shareholders approved the Directors’ remuneration policy for the year ended December 31, 2020 with 25,003,075 votes (81.67% of all ordinary shares represented) in favor, 5,327,023 votes (17.40%) against and 284,835 (0.93%) abstentions.

•	Resolution 4: Reappointment of Deloitte LLP as auditors. The shareholders approved the reappointment of Deloitte LLP as auditors until the next annual general meeting with 30,390,157 votes (99.27% of all ordinary shares represented) in favor, 1,920 votes (0.01%) against and 222,856 (0.73%) abstentions.

•	Resolution 5: Remuneration of Deloitte LLP. The shareholders approved that the directors of the Company are authorized to determine Deloitte LLP’s remuneration with 30,389,939 votes (99.27% of all ordinary shares represented) in favor, 2,138 votes (0.01%) against and 222,856 (0.73%) abstentions.

•	Resolution 6: Reappointment of Chris Hollowood. The shareholders approved the reappointment of Chris Hollowood as a director of the Company with 30,362,227 votes (99.17% of all ordinary shares represented) in favor, 29,850 votes (0.10%) against and 222,856 (0.73%) abstentions.

•	Resolution 7: Reappointment of Theresa Heggie. The shareholders approved the reappointment of Theresa Heggie as a director of the Company with 28,293,433 votes (92.42% of all ordinary shares represented) in favor, 2,091,291 votes (6.83%) against and 230,209 (0.75%) abstentions.

•	Resolution 8: Reappointment of Amit Nathwani. The shareholders approved the reappointment of Amit Nathwani as a director of the Company with 30,391,766 votes (99.27% of all ordinary shares represented) in favor, 311 votes (0%) against and 222,856 (0.73%) abstentions.

•	Resolution 9: Reappointment of Martin Andrews. The shareholders approved the reappointment of Martin Andrews as a director of the Company with 30,379,463 votes (99.23% of all ordinary shares represented) in favor, 9,354 votes (0.03%) against and 226,116 (0.74%) abstentions.

•	Resolution 10: Reappointment of Jeffrey Chodakewitz. The shareholders approved the reappointment of Jeffrey Chodakewitz as a director of the Company with 30,379,562 votes (99.23% of all ordinary shares represented) in favor, 9,354 votes (0.03%) against and 226,017 (0.74%) abstentions.

•	Resolution 11: Reappointment of Julia P. Gregory. The shareholders approved the reappointment of Julia P. Gregory as a director of the Company with 30,368,407 votes (99.19% of all ordinary shares represented) in favor, 20,509 votes (0.07%) against and 226,017 (0.74%) abstentions.

•	Resolution 12: Reappointment of Colin A. Love. The shareholders approved the reappointment of Colin A. Love as a director of the Company with 30,391,469 votes (99.27% of all ordinary shares represented) in favor, 509 votes (0%) against and 222,955 (0.73%) abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
	Name:	Stephen P. Diamond, Jr.
	Title:	Senior Vice President & General Counsel

Date: June 29, 2021